Exhibit 8.1

LIST OF SUBSIDIARIES OF SES

Legal Name of Subsidiary	Jurisdiction of Incorporation or Organization

Intelsat Brasil Servicos Telecomunicacoes Ltda.	Brazil

SES DTH do Brasil Ltda.	Brazil

MX1 Ltd.	Israel

Intelsat Holdings S.à r.l.	Luxembourg

Intelsat Jackson Holdings S.à r.l.	Luxembourg

Intelsat Ventures S.à r.l.	Luxembourg

SES Astra, S.A.	Luxembourg

SES Astra Services, Europe S.à r.l.	Luxembourg

SES Latin America S.à r.l.	Luxembourg

SES LU US Holdings S.à r.l.	Luxembourg

SES Networks Lux S.à r.l.	Luxembourg

SES MEXICO, S. de R.L. de C.V.	Mexico

New Skies Satellites B.V.	Netherlands

SES Astra AB	Sweden

Intelsat Inflight Switzerland GmbH	Switzerland

Intelsat Global Sales & Marketing Ltd.	United Kingdom

Intelsat Alliance LP	USA

Intelsat General Communications LLC	USA

Intelsat Horizons-3 LLC	USA

Intelsat Satellite LLC	USA

Intelsat US LLC	USA

Intelsat US 2 LLC	USA

O3b Networks USA LLC	USA

SES Americom Inc.	USA

SES SD Mission Partners, Inc.	USA

SES Space & Defense, Inc.	USA